UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One): ____Form 10-K       X   Form 20-F   ____Form 11-K    ____Form 10-Q   ____Form 10-D ____Form N-SAR ____Form N-CSR

For Period Ended:  July 31, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    VIOSOLAR, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  Kolokotroni 2A, Paleo Faliro

City, State and Zip Code:  Athens, Greece 17563

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 20-F for the period ended July 31, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. The Registrant completed the acquisition of eighty-five percent (85%) of the outstanding shares of an operating company in Greece just prior to the close of its fiscal year end, and as such, the Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report in order to timely file.  The Form 20-F will be filed as soon as practicable and within the 15 day extension period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Jacqueline Danforth                                     403                                                              693-8004
(Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes           No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      X      Yes              No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 28, 2009 the Company announced the closing of the purchase of eighty-five percent (85%) of the outstanding shares of Energeiaki E.P.E. ("Energeiaki")of Tripoli, Greece.  Energeiaki is a company operating in the photovoltaic market in Greece, with existing operations and licenses to construct and operate additional photovoltaic parks.  The Company issued 4,000,000 shares of its common stock to the shareholders of Energeiaki as part of the purchase agreement.  The transaction will be treated as an acquisition for financial reporting purposes.

As a result of the above acquisition, the Company expects to report significant changes to its operations as compared to the prior fiscal year to reflect the consolidation of a controlling interest in Energeiaki. At this time the Company is awaiting historical financial records and a valuation report with respect to the acquisition in order to complete its financial reports to the fiscal year ended July 31, 2009.

VIOSOLAR, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: January 29, 2010	By:	/s/Jacqueline Danforth
Name: Jacqueline Danforth
Title: CFO and Director

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).